UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

LIBERTY MEDIA CORPORATION

(Exact name of Registrant as specified in its charter)

State of Delaware	001-35707	37-1699499
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

12300 Liberty Boulevard Englewood, Colorado	80112
(Address of principal executive offices)	(Zip Code)

Richard N. Baer
(720) 875-5300
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                                       Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Overview

Unless the context indicates otherwise, the terms “we,” “its,” “us” and “our” refer to Liberty Media Corporation and its consolidated subsidiaries.

Our Conflict Minerals Policy

We take seriously our compliance obligations under Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Conflict Minerals Rule”).  Therefore, we have adopted and communicated to relevant personnel, our suppliers and the public a policy regarding the supply of 3TG for products that we manufacture or contract to manufacture (the “Conflict Minerals Policy”). As used herein and in the Conflict Minerals Policy, “3TG” is tantalum, tin, tungsten and gold, without regard to its location of origin.

The Conflict Minerals Policy includes, but is not limited to, our expectations that the suppliers of components for products that we manufacture or for products that we contract with them to manufacture:

•                  Promptly, completely and accurately respond to our informational requests with respect to any 3TG that is necessary to the functionality or production of such products, including by completing and delivering the Conflict-Free Sourcing Initiative Conflict Minerals Reporting Template or similar survey when asked to do so.

•                  Determine whether there is any 3TG in any such products, survey their upstream suppliers regarding the ultimate source of any such 3TG, and verify and document such information.

•                  Implement policies and management systems to support compliance with these expectations, and require their upstream suppliers to adopt similar policies and systems.

•                  Cooperate in the event we determine that any further inquiry or due diligence is required or advisable with respect to the source of 3TG in any such products.

Applicability of the Conflict Minerals Rule to Our Company

We own interests in subsidiaries and other companies that are engaged in the media, communications and entertainment industries.  We are subject to the Conflict Minerals Rule for 2013 because one of our consolidated subsidiaries, TruePosition, Inc. (“TruePosition”), contracted to manufacture one specialized electronics product in 2013 where 3TG was necessary to the functionality or production of such product.  However, this product was only manufactured in very limited quantities, was not sold by TruePosition in 2013, and TruePosition accounted for an immaterial portion of our consolidated revenue in 2013.

Substantially all of our business activities are not in scope for purposes of the Conflict Minerals Rule.  Further, most of our products do not contain 3TG, and, for those that do, 3TG constitutes only a small portion of the materials in such products.

We do not directly source any 3TG from mines, smelters or refiners, and believe that we are many levels removed from these market participants.  We therefore have limited influence over these upstream suppliers.  However, through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit hereto, we endeavor to be in compliance with the Conflict Minerals Rule.

Conflict Minerals Disclosure

As required by the Conflict Minerals Rule and Item 1.01, a Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD and is available on our corporate website at http://ir.libertymedia.com/sec.cfm.  The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or our Conflict Minerals Report.

For 2013, none of the necessary 3TG contained in the in-scope product discussed above was determined by us to directly or indirectly benefit any armed group in the Democratic Republic of the Congo and adjoining countries.  The terms “armed group” and “adjoining countries” have the meanings contained in the Conflict Minerals Rule.

Item 1.02  Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 — Exhibits

Item 2.01  Exhibits

Exhibit 1.02 — Conflict Minerals Report for the calendar year ended December 31, 2013, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LIBERTY MEDIA CORPORATION
(Registrant)

By:	/s/ Richard N. Baer	June 2, 2014
Name:	Richard N. Baer
Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit	Description

1.02	Conflict Minerals Report for the calendar year ended December 31, 2013